EXHIBIT 99.1

Notification of interest

Xenova Group plc

28 April 2004

In accordance with the provisions of Sections 198-202 of the Companies Act 1985, we give notice that, as a result of sales of 4,891,989 ordinary shares of 1p each in the relevant share capital of your company on 27th April 2004, the following client of ISIS Asset Management Plc has a material interest in the shares shown below:

Name of Client

Isis Inst Inv Funds ICVC Inst UK Smaller Co. Fund

Number of Shares

14,500,351

%

3.36

Name of Registered Holder

Chase Nominees Ltd

This notification supersedes all previous notifications given by members of the Friends Provident Group in relation to Shares for this client.

Contacts:

Douglas Stewart
Tel: 0131 465 2000
From: ISIS Asset Management Plc